February 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	A. Schulman, Inc.

Registration Statement on Form S-4 (File No. 333-214278)

Ladies and Gentlemen:

On behalf of A. Schulman, Inc., a Delaware corporation (the “Company”), and Bayshore Industrial, L.L.C., Bulk Molding Compounds, Inc., Citadel Intermediate Holdings, LLC, Citadel Plastics Holdings, Inc., HGGC Citadel Plastics Holdings, Inc., HGGC Citadel Plastics Intermediate Holdings, Inc., HPC Holdings, LLC, ICO-Schulman, LLC, ICO Global Services, Inc., ICO P&O, Inc., ICO Polymers, Inc., ICO Polymers North America, Inc., ICO Technology, Inc., LPI Holding Company, Lucent Polymers Inc., Premix, Inc., Premix Holding Company, The Matrixx Group, Incorporated and Wedco Technology, Inc. (collectively, the “Guarantors” and, together with the Company, the “Registrants”), the undersigned hereby request, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-214278), as amended (the “Registration Statement”), of the Registrants be declared effective at noon on Friday, February 17, 2017, or as soon thereafter as practicable. The Company respectfully requests that you notify Kimberly J. Pustulka of such effectiveness by a telephone call to (216) 586-7002.

[Signature page follows]

Please contact Kimberly J. Pustulka of Jones Day at (216) 586-7002 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

A. SCHULMAN, INC.

By:	/s/ John W. Richardson
Name: John W. Richardson
Title: Executive Vice President, Chief
Financial Officer

BAYSHORE INDUSTRIAL, L.L.C.
BULK MOLDING COMPOUNDS, INC.
CITADEL INTERMEDIATE HOLDINGS, LLC
CITADEL PLASTICS HOLDINGS, INC.
HGGC CITADEL PLASTICS HOLDINGS, INC.
HGGC CITADEL PLASTICS INTERMEDIATE
HOLDINGS, INC.
HPC HOLDINGS, LLC
ICO-SCHULMAN, LLC
ICO GLOBAL SERVICES, INC.
ICO P&O, INC.
ICO POLYMERS, INC.
ICO POLYMERS NORTH AMERICA, INC.
ICO TECHNOLOGY, INC.
LPI HOLDING COMPANY
LUCENT POLYMERS INC.
PREMIX, INC.
PREMIX HOLDING COMPANY
THE MATRIXX GROUP, INCORPORATED
WEDCO TECHNOLOGY, INC.

By:	/s/ Andrean R. Horton
Name: Andrean R. Horton
Title: Secretary

cc: Kimberly J. Pustulka, Esq.

[Signature Page to Request for Effectiveness Letter]